UNITED STATES	OMB APPROVAL OMB Number . . . . 3225-0058 Expires: . . . . . . October 31, 2018 Estimated average burden hours per response . . . . . . . . . . . .2.5
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-12471
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:  December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

THEMAVEN, INC.

Full Name of Registrant

2125 Western Avenue, Suite 502

Address of Principal Executive Office (Street and Number)

Seattle, WA 98121

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This extension is being filed because of the additional coordination required by the Registrant, in respect of the change of independent auditors that took place on February 5, 2018, has made it difficult to complete the financial statements and Form 10-K discussions thereof by the filing date of April 2, 2018 without undue effort and commitment of resources.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin Heimbigner	775	600-2765
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

This extension is being filed because of the additional coordination required by the Company in respect of the change of independent auditors that took place on February 5, 2018 has made it difficult to complete the financial statements and Form 10-K discussions thereof by the filing date of April 2, 2018 without undo effort and commitment of resources.

THEMAVEN, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2018	By:	/s/ Martin Heimbigner
Martin Heimbigner Chief Financial Officer